October 25, 2012

<u>**VIA E-MAIL AND FEDERAL EXPRESS**</u>

U.S. Securities and Exchange Commission
Attention: Jerard Gibson
100 F Street, NE
Washington, DC 20549

> **Re:**   *Fundrise 906 H Street NE, LLC ("Fundrise" or the "Company")*
> *Amendment No. 1 to Regulation A Offering Statement on*
> *Form 1-A Filed on July 19, 2012*
> *File No. 024-10325*

Dear Mr. Gibson:

        We are responding to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") by email dated August 14, 2012 regarding Fundrise's Regulation A Offering Statement on Form 1-A referenced above (the "Form 1-A"). For your convenience, Fundrise's responses are prefaced by the Staff's corresponding comment in italicized text.

        Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Fundrise 906 H Street NE, LLC.

Part 1

Item 5. Unregistered Securities Issued or Sold Within One Year

1. *Please revise to briefly explain the basis for computing the total consideration paid for both the Class A and Class B membership units per Item 5(a)(3) of Form 1-A.*

Response: In response to the Staff's comment, the Company has revised its response to Item 5 to clarify that it received a total of $700,000 from Class B Members in exchange for 14 Class B Membership Units, representing 99% of the Company, and $7,070.71 from the Class A Member in exchange for the 1 Class A Membership Unit, representing 1% of the Company.

Part II

Offering Circular Summary, page 1

Description of the Company's Business, page 15

2. *Please revise to discuss in greater detail why you believe the asking rents for the referenced properties provide a reasonable basis for your assumed annual net lease payment of $180,000. In addition, please clarify whether the use of the property will impact the rental rate charged and whether the comparable rents relate to vacant buildings in need of development improvements.*

Response: In response to the Staff's comment, the Company has revised its disclosure to clarify that the net "asking" rents used as comparisons are appropriate because each relates to a currently vacant building that is (i) in similar condition to the Property and (ii) currently on the market and available for rent. In addition, the Company has revised the disclosure to clarify how the use of the property will impact the rental rate charged.

3. *Please disclose the calculation used to arrive at the forecasted yield. Discuss the estimates for expenses that were incorporated into the calculation and the reasonable basis for such estimates.*

Response: In response to the Staff's comment, the Company has revised its disclosure to include the calculation used to arrive at the forecasted yield, as well as the estimates for expenses that were incorporated into the calculation.

4. *Please disclose how the variable rate for the loan is determined. Also, we note that the loan amount is due and payable on December 5, 2032 [sic]. Please clarify if there is an extension provision included in the current note.*

Response: In response to the Staff's comment, the Company has included disclosure that interest on the Note shall accrue at the variable rate defined by 1% per annum plus the *Wall Street Journal* "Prime Rate" from June 5, 2012 to December 5, 2013, after which the Company must begin to make payments to loan principal at a 25-year amortization rate and 5.25% interest rate. The entire outstanding Note is due and payable on December 5, 2023, with no option for extension.

5. *Please disclose how the debt service coverage ratio is calculated.*

Response: In response to the Staff's comment, the Company has included disclosure that the Debt Service Coverage Ratio ("DSCR") is calculated on December 31st of each and every calendar year during the loan period based on a trailing 12-month period evidenced by the Company's year-end tax returns. The DSCR will be calculated as net profit plus depreciation plus interest expense divided by the total debt payments.

6. *Supplement your disclosure in this section to discuss in greater detail what constitutes acceptable conditions under the Asbestos Operations and Maintenance Program. We note from your disclosure elsewhere in your circular that you anticipate build-out costs of $275,000 and development improvements of approximately $1,000,000 required for retail or restaurant use. Please explain how any prospective development on your currently un-renovated parcel will impact the environmental conditions of the property and quantify any remediation costs.*

Response: In response to the Staff's comment, the Company has included additional disclosure regarding what constitutes acceptable conditions under the Asbestos Operations and Maintenance (O&M) Program, and disclosure regarding how any prospective development will impact the environmental conditions of the property and a quantification of any remediation costs.

Market Context, page 17

7. *You state on page 17 that the property is one of the remaining un-renovated parcels along the entertainment strip on the south side of H Street, NE, between 13th and 14th Streets. Please revise to clarify the location of the property or advise.*

Response: In response to the Staff's comment, the disclosure on page 17 has been revised to clarify the location of the Property, which is located at 906 H Street NE, Washington, DC 20002.

The Manager, page 18

8. *Please revise to describe your manager's previous experience in evaluating potential properties for acquisition in the Washington DC area.*

Response: In response to the Staff's comment, the Company has revised the disclosure to state that the principals of the Manager have evaluated a number of potential properties for acquisition in Washington, DC, such as properties located at 1351 H Street NE and 1207 H Street NE, and that, to date, the Manager has led the successful acquisition of 906 H Street NE.

9. *We note the manager's fee schedule, including 5% of total development costs. Please quantify any fee amounts that have been paid or accrued, including any fees based on the acquisition of the 906 H Street property. In addition, please clarify if all wages of manager's employees are reimbursed at a 3 times multiple and quantify the current amount of such reimbursement paid or accrued.*

Response: In response to the Staff's comment, the Company has revised the disclosure to include the following information regarding fee amounts that have been paid or accrued as of June 30, 2012:

- Acquisition and/or Sale of the Property: 1% of the price of the Property - $13,750

- Development: 5% of total development costs, including the acquisition of the Property, plus reimbursement for hourly staff time at a 3 times multiple of direct hourly wages (note that the principals of the Manager, Benjamin Miller and Daniel Miller, are not eligible for hourly wage reimbursement) - $0

- Leasing of the Property: (A) 3% of base rent of initial term, and (B) 1% of base rent of renewal term - $0

- Asset Management: 1% of the cash investment in the Property per year - $426

- Financing: 1% of the amount of any refinancing of the Property - $16,350

- Guaranty Fee (Non-Recourse): 1% of the principal amount of any non-recourse loan - $16,350

- Guaranty Fee (Recourse): (A) 1% of the principal amount of any recourse loan, and (B) 1% of the full loan amount - $16,350

In addition, the Company has included disclosure stating that the principals of the Manager are not eligible for hourly wage reimbursement.

10. *Please revise to describe the services beyond the scope of the delineated services described in this section for which WestMill may receive additional fees. We note that the fees will be paid at prevailing market rates. Please describe whether you will impose any caps on such amounts.*

Response: In response to the Staff's comment, the Company has revised the disclosure to include a description of services for which WestMill may receive additional fees, as well as disclosure that the Company has not established a pre-determined cap on fees that may be paid by the Company to WestMill.

Dilution, page 22

11. *Please revise your dilution table to include sub-headers to clarify what each grouping of data represents, at a minimum identifying which information relates to the period prior the offering, and which info relates to the period subsequent to the offering. Also, tell us how you calculated the Decrease in book value for Class C, and revise as necessary.*

Response: In response to the Staff's comment, the dilution table on page [24] of the Form 1-A has been amended to include sub-headers to clarify what each grouping of data represents.

The Company calculated the decrease in book value to the Class C Members as follows: Offering Price x Number of Class C Membership Units – Post-Offering Book Value per Class C Membership Unit x Number of Class C Membership Units = ($100 x 3,500) – ($71.35 x 3,500) = $100,274.75.

Plan of Distribution, page 34

12. *Please tell us if you consider the website to constitute sales materials described by Rule 256 of Regulation A. Also, please tell us if information regarding this offering will be included with the "crowdsourcing" solicitation prior to qualification.*

Response: The website currently does not contain any description or disclosure concerning the Offering. Such portion of the website is not yet completed or available to the public. Fundrise believes that once such portion of the website becomes publicly available, it will constitute sales materials as described by Rule 256 of Regulation A.

The "crowdsourcing" function described in connection with Fundrise's business plan is only in connection with gathering input from the public with regard to what type of tenant should ultimately occupy the Property. The "crowdsourcing" function will not include information regarding the Offering prior to qualification.

Advertising, Sales and other Promotional Materials, page 35

13. *Please confirm that you plan to file such materials prior to qualification in accordance with Rule 256 of Regulation A.*

Response: Rule 256 of Regulation A requires that Fundrise file with the Commission the portions of the website regarding the Offering prior to use. Fundrise hereby undertakes to file such materials with the Commission pursuant to the requirements of Rule 256.

Financial Statements and Independent Accountant's Review Report

General

14. *We note you have included a review report from your independent accountant. In light of this, please revise to include an acknowledgement letter regarding the report.*

Response: In response to the Staff's comment, an acknowledgement letter regarding the review report from the Company's independent accountant has been included in the notes to financial statements.

15. *Please tell us why you have not included a balance sheet of Fundrise Manager 906 H Street NE, LLC (The Manager). For reference, see Part F/S of Form 1-A.*

Response: In response to the Staff's comment, the balance sheet of the Manager as of June 30, 2012 has been included in the financial statements.

Notes to Financial Statements, page 8

16. *Please revise to disclose the basis of presentation of the financial statements.*

Response: In response to the Staff's comment, the notes to financial statements have been revised to include the basis of presentation of the financial statements.

Note 5. Related Party Transactions, page 12

17. *Please quantify the amounts accrued for fees paid or accrued to WestMill Capital Partners, LLC and any other related parties either on the face of the balance sheet or in the notes to the financial statements. For reference, see ASC 850-10-50.*

Response: In response to the Staff's comment, the amounts accrued for fees paid or accrued to WestMill Capital Partners, LLC have been quantified and included in the notes to the financial statements.

18. *We note that you have accrued $6,067 for the Preferred Return as of June 30, 2012, and it appears that this amount has been capitalized to construction in progress. Please tell us how you have determined that this amount can be capitalized, and refer to any accounting literature you relied upon.*

Response: The accrued amount of $6,067 for the Preferred Return as of June 30, 2012 has been removed from the balance sheet and is no longer capitalized. "Note 5. Related Party Transactions" in the notes to financial statements has been revised to include the accrued amount of $6,067.

Part III – Exhibits

19. *Please update your list of exhibits to include the legal opinion prepared by O'Melveny & Myers, LLP as required by Item 2(11) of Part III of Form 1-A and provide a draft copy for us to review with your next amendment, to the extent that you are not in a position to file such opinion.*

Response: In response to the Staff's comment, the Company has revised the list of exhibits contained in the Form 1-A to include the legal opinion to be issued by O'Melveny & Myers LLP. In addition, per the Staff's request, attached as Exhibit A is a draft copy of such legal opinion.

* * *

We appreciate the Staff's comments and request the Staff contact Bjorn Hall of O'Melveny & Myers LLP at (202) 383-5415, (202) 383-5414 (facsimile) or bhall@omm.com (email), or the undersigned at (202) 584-0550, (202) 747-3982 (facsimile), or ben@fundrise.com (email) with any questions or comments regarding this letter.

Sincerely,



Benjamin S. Miller
Manager, Fundrise 906 H Street NE, LLC

Attachments

cc: Daniel S. Miller
        Manager, Fundrise 906 H Street NE, LLC

        Martin P. Dunn

        Bjorn J. Hall

EXHIBIT A

DRAFT LEGAL OPINION

DRAFT LEGAL OPINION

OUR FILE NUMBER
0923360-00002

[DATE], 2012

Fundrise 906 H Street NE, LLC
7400 Beaufront Springs Drive, Suite 300
North Chesterfield, VA 23225

> Re: _**Qualification and Registration of Securities of**_
> _**Fundrise 906 H Street NE, LLC**_

Ladies and Gentlemen:

At your request, we have examined the Offering Statement ("Offering Statement") on Form 1-A (File No. 024-10325) of Fundrise 906 H Street NE, LLC, a Virginia limited liability company (the "Company"), in connection with (i) the qualification under the Securities Act of 1933, as amended, (ii) the registration under District of Columbia Securities Act of 2000, as amended, (iii) the registration under the Virginia Securities Act, as amended, and (iv) the registration under the Maryland Securities Act, as amended, of the offer and sale of up to 3,500 Class C Membership Units of the Company (the "Securities") by the Company.

In rendering the opinion below, we examined originals or copies of those corporate and other records and documents we considered appropriate. We assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with originals of all documents submitted to us as copies.

Based on this examination, we are of the opinion that the Securities have been duly authorized by all necessary corporate action on the part of the Company and, upon payment for and delivery of the Securities in accordance with the Offering Documents, the Securities will be validly issued, fully paid, and non-assessable.

The law governed by this opinion letter is limited to the present Virginia Limited Liability Company Act. We express no opinion herein as to any other laws, statutes, regulations or ordinances of any other jurisdiction.

DRAFT LEGAL OPINION

We hereby consent to the use of this opinion as an exhibit to the Offering Statement.

Respectfully submitted,